ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED BOND NUMBER

Madison Investment Advisors, Inc. 91130106B

EFFECTIVE DATE BOND PERIOD AUTHORIZED REPRESENTATIVE

July 1, 2007 December 15, 2006 to December 15, 2007 /S/ Elliot Golden

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Madison Corporate Income Shares, a series of:

Madison Mosaic Income Trust.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.